Exhibit 99.2

Amendment No. 1 to the
Repay Holdings Corporation Omnibus Incentive Plan

Pursuant to the authorization and approval by the board of directors Repay Holdings Corporation, a Delaware corporation (the “Corporation”), pursuant to that certain action taken by written consent of the Board, dated as of September 20, 2019, the Repay Holdings Corporation Omnibus Incentive Plan (as amended from time to time, the “Plan”) is hereby amended as follows:

1.	The first sentence of Section 11(a) of the Plan is hereby amended and restated in its entirety to read as follows:

“The aggregate maximum number of Shares for which Awards may be granted pursuant to the Plan shall be 7,326,728; provided, that such number of Shares shall be subject to adjustment thereafter as provided in Section 13.”

2.	Section 3(a) of the Plan is hereby amended and restated in its entirety to read as follows:

“Committee. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”) provided such committee consists of at least two members of the Board of Directors, each of whom qualifies as a “non-employee director” (as that phrase is used for purposes of Rule 16b-3) and as an “independent director” (as that phrase is used by the rules of the stock exchange on which the Company’s shares are traded). The foregoing requirement for members of the Compensation Committee to act as the Committee shall not be applicable if the Company ceases to be a publicly traded corporation. Notwithstanding anything in this Section 3(a) to the contrary, except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of the Company or its Affiliates the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to non-employee members of the Board of Directors and officers of the Company who are subject to Section 16 of the Exchange Act. Notwithstanding anything to the contrary contained in the Plan, the Board of Directors itself shall act as the Committee with respect to Awards made to non-employee members of the Board of Directors and may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board of Directors shall have all the authority granted to the Committee under the Plan.”

3.	All references in the Plan to the “Plan” shall mean the Plan as amended by this amendment.
4.	All provisions of the Plan that are not expressly amended by this amendment shall remain in full force and effect.
5.	This amendment shall be effective as of the date of the Board’s authorization and approval of this amendment.